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JOSHUA KATZ joshua.katz@dechert.com +1 617 728 7136 Direct +1 617 275 8409 Fax

August 10, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to comments you provided to Christopher Dailey of Dechert LLP and me during a telephonic discussion on July 27, 2018 with respect to your review of Post-Effective Amendment No. 700 (“PEA No. 700”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on June 15, 2018. PEA No. 700 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering “Investor Shares” as an additional share class of the Goldman Sachs Short-Term Conservative Income Fund. We have reproduced your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as given in the registration statement.

1.	Comment: Please provide the completed fee and expense table and expense example in your correspondence.

Response: The Fund’s completed fee and expense table and expense example are attached hereto as Exhibit A.

2.

Comment: Footnote 1 to the “Annual Fund Operating Expenses” table states the following: “The ‘Other Expenses’ for Investor Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.” Please explain supplementally how the estimated expenses were determined and why the Registrant believes they are reasonable.

Response: Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense information reported in its fee and expense table on the expenses the fund incurred during its most recent fiscal year. However, Investor Shares of the Fund have not yet commenced operations and the Fund therefore did not incur expenses with respect to the share class during the most recent fiscal year. Form N-1A does not provide instructions for how to report expenses for a new share class of an existing fund; however, instruction 6(a) to Item 3 of Form N-1A provides that new funds should estimate “Other Expenses” that reflect

Mr. Jay Williamson August 10, 2018 Page 2

the expenses the fund expects to incur during the current fiscal year. Based on the above, in estimating expenses for Investor Shares, the Investment Adviser has considered the expenses incurred by the Fund’s other share classes based on actual operations, as well as any differences in contractual expenses and other expense components between Investor Shares and these other share classes. The Registrant believes that the estimated expenses for Investor Shares are reasonable.

3.

Comment: With respect to the fee waiver and expense reimbursement arrangements described in footnote 2 to the “Annual Fund Operating Expenses” table, please confirm supplementally that each arrangement will remain in place for at least one year from the effective date of the Fund’s registration statement. Additionally, please confirm supplementally that the Investment Adviser is not permitted to recoup any fees waived or expenses reimbursed pursuant to these arrangements.

Response: As shown in Exhibit A, the Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 0.20% as an annual percentage of the Fund’s average daily net assets, and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. These arrangements will remain in effect through August 14, 2019, which is expected to be at least one year from the effective date of the registration statement. Additionally, from August 14, 2018 through April 20, 2019, the Investment Adviser has agreed to waive a greater portion of its management fee in order to achieve an effective net management fee rate of 0.19% as an annual percentage of the Fund’s average daily net assets. This additional management fee waiver is not reflected in the figures disclosed in the “Annual Fund Operating Expenses” table.

The Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years.

4.

Comment: Please explain why the “Performance” section of the Prospectus includes a description of only the ICE BofAML 3-6 Month U.S. Treasury Bill Index (the “BAML Index”), and not the Bloomberg Barclays Short-Term Government/Corporate Index (the “Bloomberg Index”), which is also disclosed as one of the Fund’s benchmarks in the “Average Annual Total Return” table.

Mr. Jay Williamson August 10, 2018 Page 3

Response: The Bloomberg Index represents the Fund’s primary benchmark, i.e. the “appropriate broad-based securities market index” required by Item 4(b)(2) of Form N-1A. The BAML Index represents an “additional index” permitted by Instruction 6 to Item 27(b)(7). Instruction 2(b) to Item 4(b)(2) states that a fund that chooses to disclose an additional index must also “disclose information about the additional index in the narrative explanation accompanying the bar chart and table.” There is no such requirement with respect to the required broad-based securities market index. Nevertheless, Registrant notes that a description of the Bloomberg Index appears in the “Investment Management Approach” section of the Prospectus under “Principal Investment Strategies.”

5.

Comment: Please provide background on the following disclosure, which appears in the “Shareholder Guide” section of the Prospectus under “How to Buy Shares–What Should I Know When I Purchase Shares Through An Intermediary?”:

“Intermediaries that invest in shares on behalf of their customers may charge fees directly to their customer accounts in connection with their investments. You should contact your Intermediary for information regarding such charges, as these fees, if any, may affect the return such customers realize with respect to their investments.”

Please also discuss whether you intend to offer Investor Shares as a type of “clean shares” (as described in the Staff’s interpretive letter issued to the Capital Group on January 11, 2017).

Response: The Registrant expects that Investor Shares may be purchased through third-party intermediaries pursuant to omnibus or similar arrangements. The disclosure identified by the Staff is meant to notify prospective investors that they may be assessed a separate fee by an intermediary in connection with the establishment and/or maintenance of an account. The disclosure is thus intended to provide investors with a more complete understanding of the different types of fees and expenses to which they may be subject. The Fund does not currently intend to offer Investor Shares as “clean shares.”

6.	Comment: Please modify the order of the appendices to the Prospectus so that the “Financial Highlights” section appears as Appendix A.

Response: The Registrant believes that the location of the Financial Highlights in the Prospectus is consistent with the requirements of Form N-1A. The Registrant notes that the approach of disclosing in Appendix A additional strategy and risk information has been adopted by all of the open-end mutual funds and exchange-traded funds within the Goldman Sachs fund complex. Changing the order of the appendices for this Fund therefore could be confusing to shareholders who invest in other Goldman Sachs funds. In addition, revising the order of the appendices across the entire Goldman Sachs fund complex would entail legal and printing costs that would not benefit investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

Mr. Jay Williamson August 10, 2018 Page 4

7.	Comment: Please revise the “Financial Highlights” section of the Prospectus to include financial highlights for the existing share classes of the Fund, as required by Item 13 of Form N-1A.

Response: The Registrant will update the “Financial Highlights” section of the Prospectus in response to this comment.

8.

Comment: In October 2016, the SEC adopted new rules and forms and amended existing rules and forms to enhance transparency and modernize reporting for registered investment companies. In connection with these changes, the SEC added to Form N-1A Item 19(i), which requires disclosure regarding a fund’s securities lending activities during its most recent fiscal year. The compliance date for this new disclosure requirement was August 1, 2017. Please inform the Staff where this disclosure is located, revise the SAI to include the disclosure, or explain why the Fund has not included the disclosure. If the Fund does not engage in securities lending please consider revising the disclosure in the SAI to indicate as such. Separately, please discuss whether other funds in the Goldman Sachs fund complex that engage in securities lending include the disclosure required by Item 19(i) in their effective registration statements.

Response: Item 19(i) of Form N-1A requires a fund to disclose, among other things, the amount of income earned through securities lending activities during the most recent year, as well as a description of the services provided by the securities lending agent to the fund during the most recent year. Because the Fund does not engage in securities lending, the Fund did not include disclosure in response to Item 19(i). Nevertheless, the Fund has revised the Statement of Additional Information to include the following statement:

Securities Lending

For the fiscal year ended March 31, 2018, the Fund did not engage in securities lending activities.

Goldman Sachs funds that engaged in securities lending during their most recent fiscal year and filed an amended registration statement after the compliance deadline for Item 19(i) have included appropriate disclosure in their SAIs. A sample of such disclosure can be found in a post-effective amendment to the registration statement for Goldman Sachs Trust filed on April 30, 2018 under SEC Accession No. 0001193125-18-143008 (available at https://www.sec.gov/Archives/edgar/data/822977/000119312518143008/d513939d485bpos.htm). The relevant disclosure begins on page B-86.

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*    *     *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7136 if you wish to discuss this correspondence further.

Sincerely,

/s/ Joshua Katz

Joshua Katz

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Brenden Carroll, Dechert LLP

Christopher Dailey, Dechert LLP

Mr. Jay Williamson August 10, 2018 Page 6

Exhibit A

Fees and Expenses of the Fund

Investor
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.25%
Other Expenses[1]	0.17%

Total Annual Fund Operating Expenses	0.42%
Fee Waiver and Expense Limitation[2]	(0.09)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.33%

[1]	The “Other Expenses” for Investor Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.

[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 0.20% as an annual percentage of the Fund’s average daily net assets, and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets. These arrangements will remain in effect through at least August 14, 2019. In addition, from August 14, 2018 through April 20, 2019, the Investment Adviser has agreed to waive a greater portion of its management fee in order to achieve an effective net management fee rate of 0.19% as an annual percentage of the Fund’s average daily net assets. The management fee waiver expiring on April 20, 2019 is not reflected in the table above. If it had been reflected, from August 14, 2018 through April 20, 2019, the Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation for Investor Shares would have been 0.32%. The Investment Adviser may not terminate any of the aforementioned fee waiver and expense limitation arrangements prior to the expiration of their respective terms without the approval of the Board of Trustees.

Expense Example

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$34	$126	$226	$521